Mail Stop 6010
      December 7, 2005

Roger Girard, CEO
IsoRay, Inc.
350 Hills Street, Suite 106
Richland, WA 99354

      Re:	Isoray, Inc.
      Registration Statement on Form SB-2
      Filed November 10, 2005
		File No. 333-129646

Dear Mr. Girard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

Prospectus Summary, page 1

1. Please expand the summary to briefly discuss your going concern opinion and that you expect to continue to experience net operating
losses.
2. Please clarify the reference to technical terms, such as
Palladium
103 and Iodine-125.   As example, we note the first sentence on
page
8 and the references to Zirconium-90 and Strontium-90 on page 27

Unaudited Pro Forma Condensed Consolidated Financial Statements as of
June 30, 2004, page 3

3. Since the July 2005 transaction is a recapitalization and is not a business combination, Item 310(d) of Regulation S-B does not require you to present pro forma financial statements. Accordingly, please delete the pro forma balance sheet and statement of operations from the filing. Also, please delete the pro forma information for the transaction included in your September 30, 2005 Form 10-QSB.

Risk Factors, page 5

4. Avoid introducing unfamiliar abbreviations such as 131Cs before they are explained.
5. Please revise the titles to highlight the risk. For example, we note the last risk factor on page 10.

Risks Related to our Business, page 5

6. Please revise the first risk factor to clarify that your auditors have expressed doubt about your ability to continue as a going concern.

We Rely Heavily on a Limited Number of Suppliers, page 7
7. Please clarify whether you have a written agreement with your sole supplier of a key component. Also, expand the appropriate section to discuss the material terms of the agreement and your other supplier agreements, such as the exclusive agreements discussed in the last sentence on page 8.

Future Production Increases will Depend .... Hire More Employees, page 8

8. Please clarify the reference to "if the rate of demand for our products continues to dramatically increase."

Our Business Involves Environmental Risks, page 10

9. Please expand the appropriate section to discuss the material terms of your agreement with Battelle. Also, clarify whether you have entered into any written agreements with commercial disposal contractors. Also, quantify the costs related to the disposal of the materials.

We Rely upon Key Personnel, page 10

10. Please clarify whether you have employment agreements with your key personnel.

There is a Limited Market for our Common Stock, page 11

11. Please quantify the limited trading of your common stock.

Management`s Plan of Operations, page 13

12. We note that IsoRay Medical, Inc. (now IsoRay, Inc.) had revenues in its fiscal year ended June 30, 2005. Accordingly, please revise the filing to also include the information required by Item 303
(b)
of Regulation S-B.

13. The reference on page 13 to $1.9 million in approved loans appears to conflict with the disclosure on page 14, such as the total amount and whether the loans have received only preliminary
approval.
Please advise or revise.
14. Please provide us a copy of the "October 17, 2005 Private
Placement Memorandum."   Please confirm that none of the
securities
offered or sold pursuant to that Memorandum are included in this registration statement.
15. Please provide us with your analysis concerning the exemption from registration for the securities related to the private placement.
16. We note that you discuss several agreements in the first two paragraphs on page 14. Please tell us whether you intend to file any of the agreements, other than the first two loans, as exhibits to the registration statement.
17. Please discuss the extent to which you are in compliance with your loan covenants.
18. The conversion rate of $4.15 per share conflicts with the conversion rate of $3.50 per share on page F-33. Please advise or revise.
19. Please explain the terms "glove box" and "hot cell" when first introduced.
20. You state that you have "no material commitments for capital expenditures." Elsewhere you refer to opening a new manufacturing facility. Please revise as appropriate.

Business, page 16

21. Please disclose the basis for your disclosed beliefs, such as the belief in the last full paragraph on page 16, the first and third paragraphs on page 17, the last paragraph on page 21, the first paragraph on page 25 and the second and third paragraphs on page 27.
22. Please provide us with support for the disclosed industry data, such as the first paragraph on page 19, the second paragraph on page
20, the fifth paragraph on page 21, the first paragraph on page
22,
the last paragraph on page 23, the first paragraph on page 24, the first paragraph on page 25, the last paragraph on page 29, the second paragraph on page 32 and the first and fourth paragraphs on page 36.

Clinical Results, page 22

23. Please provide us with support for the five bullets on pages
22,
the tables on page 23 and the studies on page 26. Also, confirm that the parties have consented to use of their names and data. In addition, expand page 23 to disclose when the comparisons were made.

Products, page 25

24. We note the disclosure concerning "significant advantages" on page 25 and "competitive advantages" on page 26. Please present the disclosure in a balanced manner, such as discuss any disadvantages.
25. Please enlarge the printed matter in the Figure 1 illustration for readability.
26. Please explain the term "KeV."

Cs-131 Manufacturing Process, page 28

27. Please revise to clarify how you ensure delivery of proper potency of seeds in view of their short half life. For example, describe the "just-in-time" process you plan to implement. If timing if imprecise does this result in unusable inventory and other business risks?

Customers, page 33

28. The reference to customers representing ten percent or more of your sales appears to conflict with the ten customers disclosed on page 33.

Government Regulation, page 34

29. Please clarify the regulatory status of your proposed Yttrium-
90
product.
30. Please clarify the extent to which Initiative 297 imposes additional restrictions. We note the reference to "may impose additional restrictions."
31. Please expand this section to discuss the government regulation highlighted in the sixth paragraph on page 9.

Description of Property, page 37

32. Please provide greater detail regarding your new manufacturing facility such as square footage, manufacturing equipment, and other indicators of productive capacity for its intended purpose.
33. We note press releases regarding potential expansion with a facility in Idaho. If material, please describe these plans.

Directors, Executive Officers, page 37

34. Please expand the disclosure on page 38 concerning Mr. Girard to briefly explain the business of Capital Consortium and Strategic Financial Services when Mr. Girard served as managing partner and president, such as describe the size and scope of operations.
35. Please revise the disclosure about Mr. Dunlop to explain the term
"PHCO."
36. Please expand the disclosure about Mr. Hrobsky to describe the nature of business and size of operations of Advanced Cochlear Systems.
37. Please expand the disclosure about Mr. LaVoy to describe the nature of business and size of operations of SuperShuttle International, Inc.

Significant Employees, page 39

38. Please provide us with support for the awards that Mr. Bray has received.

Executive Compensation, page 40

39. Please provide the information required by Reg. S-B Item
402(c)
and (d) or explain why disclosure is not necessary.
40. Please revise to describe all stock option plans for currently outstanding options or available for future grants. Provide similar information for other securities compensation plans for employees and officers such as stock appreciation rights stock bonus, and stock purchase plans. In this regard we note references to various plans in Note 13 to IsoRay Medical, Inc.`s financial statements.
41. Please expand page 41 to discuss in greater detail the "certain performance goals."

Certain Relationships and Related Transaction, page 43

42. Please revise to include transactions among the company and the control parties and affiliates of the various predecessor entities in connection with the 2005 merger. We note, for example, several transactions described in fifth paragraph of Note A to the financial statements of IsoRay, Inc.
43. Please provide the disclosure required by Item 404 of Regulation
S-B, including transactions with affiliates prior to the merger. For example, see Note 15 to the IsoRay Medical Inc. financial statements.
44. Please expand the last paragraph on page 43 to briefly describe the consulting services.

Selling Shareholders, page 44

45. Please tell us about the transaction(s) that resulted in distribution of the shares registered hereby, including securities issued by all pre-merger entities.
46. Please identify the natural person who beneficially owns or has voting control over the entities named, e.g. Intellegration LLP and
Bavispe Limited Partnership.
47. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Description of Securities, page 50

48. Please revise to briefly describe the rights and preferences of the Class A and Class B Convertible Preferred stock.
49. Please revise to disclose provisions regarding issuance of additional series of preferred stock.
50. Please tell us why you did not file proxy materials for the 1:30 reverse stock split and merger. Also tell us why you have not filed any proxy materials since 1994.

Financial Statements

General

51. Please note the following:

* Unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a recapitalization always results in a change in accountants. A Form 8-
K filed in connection with a reverse acquisition/recapitalization should provide the disclosures required by Item 304 of Regulation S-B under Item 4 of Form 8-K for the change in independent accountants, treating the accountant that no longer will be associated with your financial statements as the predecessor accountant.

* The disclosures required by Item 304 with respect to any changes in the accounting acquirer`s auditor which occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer`s financial statements must be provided in the first filing containing the accounting acquirer`s financial statements.

We note that it does not appear you filed an Item 4 Form 8-K to disclose a change in auditors. Please clarify for us who your auditors are following the recapitalization transaction, file any
Item 4 Form 8-K`s and revise your filings to include any disclosures required by Item 304 of Regulation S-B. Also, please confirm that your current auditors are registered with the PCAOB and those auditors reviewed your Form 10-QSB for the period ended September 30,
2005.

52. Please update all the financial statements and related sections of the filing to comply with Rule 310(g) of Regulation S-B.

53. Please revise your periodic reports, including Form`s 8-K, Form
10-KSB and Form 10-QSB, as necessary based on our comments.


IsoRay, Inc. Financial Statements, page F-1

Statements of Operations and Comprehensive Loss, page F-4

54. Note the presentation of debt extinguishment gains as an extraordinary item does not comply with SFAS 145. Please revise this financial statement and related disclosures therein to comply with SFAS 145.

Note C - Going Concern Uncertainty, page F-8

55. We see disclosures herein which indicate you are a development stage company. If so, please revise the filing to include all disclosures required by SFAS 7 and revise the auditors` report to opinion on the required cumulative from inception data. Alternatively, if the referenced disclosure is not correct, remove them from the filing.

Note G - Related Party Transactions, page F-11

56. We note that in the nine months ended June 30, 2005 you reversed accrued salaries totaling $304,500 due to your former CEO. If officers contributed their time, it appears that the contribution of services should be valued and recorded. Please tell us why your accounting for the referenced transaction was appropriate and revise the filing as necessary to include all expenses incurred during the periods presented in your financial statements.


IsoRay Medical, Inc. Financial Statements, page F-19

Report of Independent Auditor, page F-20

57. Note that going concern opinions that do not use the words "substantial doubt" when referencing a going concern matter do not comply with generally accepted auditing standards (GAAS). Please revise this and all other auditor reports`, as necessary, to comply with GAAS with respect to the referenced matter.




Item 26, page II-1

58. Please revise to describe all unregistered securities issued within the past three years by all predecessor entities, identifying them. For example, it appears that IsoRay Medical and its predecessors IsoRay, Inc. and IsoRay Products LLC issued securities during the applicable period that are not reflected in this table. See Notes 4, 12, 13 and 17 to the IsoRay Medical, Inc. financial statements. We also note that sale of $1 million of Isoray securities to Anthony Silverman was a condition of the merger.

Exhibits

59. We note that you intend to file additional exhibits in an amendment. Please be advised that we may have additional comments after you file the exhibits.

Exhibit 5.1

60. Please revise to delete the phrase "and in accordance with the federal securities laws and securities laws of the various states in which the Common Stock may be issued."

Signatures

61. Please revise the first paragraph. For example, you need to refer to reasonable grounds concerning the filing on Form SB-2.

Form 8-K/A dated August 12, 2005

Exhibit 99.1

IsoRay Medical, Inc. Financial Statements, page 1

General

62. We noted you included 2003 and 2002 calendar year financial statements for IsoRay, Inc. herein. Based on the fact you included results for the nine month period ended March 31, 2005 for IsoRay Medical, Inc. herein and IsoRay Medical, Inc. financial statements in your Form SB-2 indicate your fiscal year end is June 30, it is unclear why no audited financial statement results are necessary for the period beginning January 1 through June 30, 2004. Please tell us why you believe your Item 9.01 Form 8-K filings include all required financial statements for IsoRay Medical, Inc. and why they were made on a timely basis. We may have further comments after reviewing your response. Revise the filing as necessary based on our comment.

Note 1, Organization, page 6

63. We see you indicate herein that "the Company initiated a merger
transaction effective October 1, 2004, in which IsoRay, Inc. and its
subsidiary, IsoRay Products LLC, two companies that shared common ownership and management with the Company, merged with and into the
Company. The merger between the companies was considered to be a capital transaction in substance, rather than a business combination." We also see the disclosures in Note 1 of IsoRay Medical, Inc.`s financial statements at page F-25 in your Form SB-2 indicate the transaction was accounted for as a "transfer of net assets or exchanges of shares between entities under common control".
Please tell us how you accounted for the October 2004 transaction and why. Support your response with references to applicable authoritative generally accepted accounting principles that support your conclusions. Also, please revise the disclosures in your filings as to how you accounted for this transaction to be consistent. We may have further comments after reviewing your response.


Form 10-QSB for the quarter ended September 30, 2005

Item 3. Controls and Procedures, page 13

64. We note disclosures herein that your auditor identified certain significant internal control deficiencies that they consider to be material weaknesses. Tell us the specific nature of the material weaknesses identified and the specific steps the company has taken to remediate the weakness. Also, tell us how your officers were able to conclude that the controls and procedures were nonetheless effective as of September 30, 2005.



************



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 551-3601 or me at (202) 551-3602 with any other
questions.

      					Sincerely,


      					Thomas Jones
      					Senior Counsel

cc. Stephen R. Boatwright
via FAX at (602) 248-2822

Roger Girard, CEO
IsoRay, Inc.
December 7, 2005
Page 12